SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 June 20, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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                                                         FOR IMMEDIATE RELEASE


[COMPANY LOGO]

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com


CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                        CRISTALERIAS DE CHILE ANNOUNCES
                           BOND SERIES C PREPAYMENT


Santiago, Chile (June 17, 2005) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

On June 16, 2005, the Company's Board agreed to prepay the totality of Cristalchile's bond series C registered on July 9, 2002, under the Superintendencia de Valores y Seguros Registry No. 296.

The corresponding bond prepayment notice will be published on June 20, 2005, in "Diario Financiero" newspaper.

A free translation of the main points of this notice follows:

     1. The prepayment will be done for the totality of bond series C, being compulsory for all bond holders.

     2. Prepayment will be done on July 22, 2005, during normal bank service hours, at the paying bank's offices located at calle Ahumada 251, Santiago, Region Metropolitana.

     3. Bonds will be paid for a value equivalent to the principal amount plus accrued interests for the period going from July 15, 2005, to July 22, 2005. Bonds are denominated in Unidades de Fomento and will be paid in Chilean Pesos.

     4. A holder will be considered a legitimate bond holder according to the certification provided by the Deposito Central de Valores; and in the case of materialized notes, whoever exhibits them together with handing over the respective coupons.

     5. Starting on July 22, 2005, bonds will no longer accrue interests nor adjustments.

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                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  June 20, 2005